June 27, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549
Attn:           Ethan Horowitz, Branch Chief

Re:             Golden Eagle International, Inc.
    Form 10-K for fiscal year ended December 31, 2010
    Filed April 12, 2011
    Form 10-K/A for fiscal year ended December 31, 2010
    Filed June 13, 2011
    File No. 0-23726

Dear Mr. Horowitz:

Golden Eagle International, Inc. (“GEII”) is in receipt of your letter dated June 23, 2011.  GEII understands the effects, including those outlined in your letter, of its failure to file audited financial statements for the fiscal year ended December 31, 2009 in its Form 10-K/A for the fiscal year ended December 31, 2010.

We hope we have adequately addressed all of your comments and concerns regarding GEII’s Annual Report on Form 10-K/A for its fiscal year ended December 31, 2010.

Sincerely,

/s/ Terry C. Turner
Terry C. Turner
President & Chief Executive Officer